UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )1

Beta Music Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

08660e 10 3

(CUSIP Number)

Jeffrey G. Klein

2600 North Military Trail

Suite 270

Boca Raton, Florida 33431

(561) 997-9920

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark Teitelbaum
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* n/a
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Personal
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) n/a
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF	7	SOLE VOTING POWER 13,711,676 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER n/a
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 13,711,676 shares
WITH	10	SHARED DISPOSITIVE POWER n/a
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,711,676 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* n/a
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.8%
14		TYPE OF REPORTING PERSON* Individual

Item 1.	Security and Issuer.

This statement relates to shares of common stock, par value $ .01 per share, of Beta Music Group, Inc. whose principal address is 160 East 65th Street, New York, NY 10065.

Item 2.	Identity and Background.

(a)	Mark Teitelbaum
(b)	39 Chestnut Street, Livingston, NJ 07039
(c)	President, Mtel Investments 39 Chestnut Street, Livingston, NJ 07039
(d)	During the last 5 years Mr. Teitelbaum was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last 5 years Mr. Teitelbaum was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was to have him be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

Personal Funds.

Item 4.	Purpose of the Transaction.

The purpose of the transaction was for Mr. Teitelbaum to acquire control of Beta Music Group, Inc. from certain selling shareholders. The shares of common stock were acquired for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Mr. Teitelbaum owns 13,711,676 shares of Beta Music Group, Inc. common stock. Said shares represent approximately 83% of Beta Music Group, Inc. common stock based upon 16,555,315 shares of common stock issued and outstanding as of December 16, 2009. Mr. Teitelbaum has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of Beta Music Group, Inc. between Mr. Teitelbaum and any other individual or entity.

Item 7.	Material to be filed as Exhibits.

See attached copy of Stock Purchase and Sale Agreement marked Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2010

By:	/s/ Mark Teitelbaum

Mark Teitelbaum

                                    Exhibit A

                        STOCK PURCHASE AND SALE AGREEMENT

THIS AGREEMENT is entered into this __ day of December, 2009 by and between Mark
Teitelbaum, a New Jersey resident located at 39 Chestnut Street Livingston, NJ
07039 (the "Buyer"), Michelle Tucker, a Florida resident located at 7359
Ballantrae Ct. Boca Raton, FL 33496 and those selling shareholders including the
Tucker Family Spendthrift Trust as set forth on Exhibit A (the "Sellers") and
Beta Music Group, Inc., a Florida corporation with an address of 7359 Ballantrae
Ct. Boca Raton, FL 33496 ("the Company")

RECITALS

WHEREAS, the Sellers are the beneficial owners of 13,711,676 shares (the
"Securities") of common stock of the Company which represents approximately 82.8
% of the issued and outstanding shares of common stock of the Company; and

WHEREAS, Sellers desire to sell and transfer to Buyer and Buyer desires to purchase in accordance with the terms and conditions set forth herein, a total of 13,711,676 for shares of common stock out of the total 16,555,315 issued and outstanding shares of common stock in the Company; and

WHEREAS, it is in the best interest of the Company and its continued operations to enter into this transaction.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties intending to be legally bound agree as follows:

ARTICLE I

DEFINITIONS

For purposes of this Agreement, the following terms have the meanings specified or referred to in this Article 1: -

"Best Efforts"--the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible, provided, however, that an obligation to use Best
Efforts under this Agreement does not require the Person subject to that obligation to take actions that would result in a materially adverse change in the benefits to such Person of this Agreement and the Contemplated Transactions.

"Breach"--a "Breach" of a representation, warranty, covenant, obligation, or other provision of this Agreement or any instrument delivered pursuant to this
Agreement will be deemed to have occurred if there is or has been (a) any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation, or other provision, or (b) any claim (by any Person) or other occurrence or circumstance that is or was inconsistent with such representation, warranty, covenant, obligation, or other provision, and the term "Breach" means any such inaccuracy, breach, failure, claim, occurrence, or circumstance.

                                        1

"Default"- the failure to pay any portion of the Purchase Price within the time frame set forth in this Agreement or the failure to deliver the common stock as required in the agreement.

"Proceeding"--any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

"Threatened"--a claim, Proceeding, dispute, action, or other matter will be deemed to have been "Threatened" if any demand or statement has been made
(orally or in writing) or any notice has been given (orally or in writing), or if any other event has occurred or any other circumstances exist, that would lead a prudent Person to conclude that such a claim, Proceeding, dispute, action, or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the future.

ARTICLE II

PURCHASE AND SALE OF SECURITIES AND SECURITY

Section 2.1 SALE OF SECURITIES: Subject to the terms and conditions set forth in this Agreement, Sellers shall transfer and convey the Securities to Buyer, free and clear of any and all liens, claims, and encumbrances, except for any restrictive legends appearing on any of the stock certificates.

Section 2.2 CONSIDERATION:

(a) As payment for the transfer of the Securities by Sellers to Buyer, Buyer shall deliver the sum of Two Hundred Thousand Dollars ($200,000) (the "Purchase
Price"), and Sellers shall deliver the Securities (13,711,676 shares) to the escrow agent.

It is agreed and understood that the Sellers shall not be required to transfer any portion of the Securities unless and until the required consideration has been paid in full.

Section 2.3 ESCROW: All funds and share certificates shall be delivered to
Jeffrey Klein, Esq. who shall serve as the "Escrow Agent". Prior to Closing,
Buyer shall deposit by wire transfer Two Hundred Thousand Dollars ($200,000)
with the Escrow Agent as set forth in Exhibit B with instructions that such sum be distributed at Closing. In addition, the Sellers shall execute this Agreement and deposit with the Escrow Agent 13,711,676 shares of common stock. All share certificates to be delivered with medallion signature guaranteed stock powers for transfer of such shares to Buyer with instructions for delivery upon
Closing.

ARTICLE III

PRECONDITIONS TO CLOSING/DUE DILIGENCE

Section 3.1 CONDITIONS TO CONSUMMATION OF THE TRANSACTION: The respective obligations of the parties with respect to this Transaction shall

                                        2

be subject to satisfaction of conditions customary to transactions of this type, including without limitation,

(a) execution of this Stock Purchase Agreement by all parties;

(b) absence of pending or threatened litigation, investigations or other matters affecting the Sellers, the Buyer or the Transaction; and

(c) satisfactory completion by the Buyers and the Sellers of due diligence investigation of the other party.

Section 3.2 DUE DILIGENCE: Buyer shall be provided with access to the Companies books, records, financial statements, shareholder lists and other information as may reasonably be necessary to complete due diligence.

Section 3.3 CONDITIONS PRECEDENT TO BUYERS OBLIGATION TO CLOSE: Buyers
obligation to purchase the Securities and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by
Buyer, in whole or in part):

(a) All representations and warranties of Sellers contained herein being true at the time of Closing.

(b) Since the date of this Agreement, there must not have been commenced or threatened against Buyer, or against any person affiliated with Buyer, any
Proceeding involving any challenge to, or seeking damages or other relief in connection with the contemplated Transaction, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with the contemplated transactions.

Section 3.4 CONDITIONS PRECEDENT TO SELLERS OBLIGATION TO CLOSE: Seller's
obligation to sell the Securities and to take the other actions required to be taken by the Sellers at Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by
Sellers, in whole or in part):

(a) All representations and warranties of Buyer contained herein being true at the time of Closing;

(b) Buyer shall have tendered the consideration as specified for Closing

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers represent and warrant that at the time of the execution of this
Agreement:

Section 4.1 MARKETABLE TITLE: The Sellers shall convey to Buyer good and marketable title in and to the Securities, free and clear of any and all liens, claims and encumbrances, including, but not limited to, any and all

                                        3

pledges and security interests, and all other defects of title of any type whatsoever except for any restrictive legends which may appear on certain certificates as more fully set forth in Exhibit A.

Section 4.2 AUTHORITY: The Sellers have the right, power, legal capacity and authority to enter into and perform its respective obligations under this
Agreement and no approvals or consents of any persons or entities are necessary in connection with it;

Section 4.3 OUTSTANDING CLAIMS, SUITS OR ACTIONS: Sellers, individually and jointly are not aware of any outstanding claims, suits or actions or potential claims, suits or actions in connection with the contemplated sale of the common stock.

Section 4.4 CONTRACTS: The Sellers are not party to any agreement, contract, or understanding, oral or written, express or implied, which would prevent them from lawfully entering into this Agreement or which would create an obligation upon any of them as a result of this transaction. Sellers have no contract with a business broker and are not obligated to pay a business broker a commission as a result of this Transaction.

Section 4.5 NO IMPLIED WARRANTIES OR REPRESENTATIONS: Except as set forth herein, the Sellers have made no other representations or warranties to the
Buyers with respect to the Securities or the transaction.

ARTICLE V

REPRESENTATION AND WARRANTIES OF THE BUYERS

The Buyers represents and warrants that:

Section 5.1 The Buyer is a sophisticated investor. The Buyer has the financial ability to pay the consideration required at Closing and to bear the economic risk of this investment in the Company, has adequate means for providing for the current needs and contingencies of the Buyer and has no need for immediate liquidity with respect to the investment in the Company.

Section 5.2 The Buyer:

(a) has evaluated the risks of a purchase of the Securities and have relied solely upon their own investigation of the Company and the information and representations made by the Sellers and the Company contained herein this
Agreement and any written information and documents provided to Buyer by the
Sellers and/or the Company;

(b) has been given the opportunity to ask questions of, and receive answers from, the Company and Sellers concerning the terms and conditions of the
Securities and other matters pertaining to this investment, and has been given the opportunity to obtain such additional information necessary to verify the accuracy of the information contained in any documents provided in order for the
Buyer to evaluate the merits

                                        4

and risks of the purchase of the Securities to the extent the Company or Sellers possess such information or could acquire it without unreasonable efforts or expense, and have not been furnished with any other offering literature upon which the Buyer has relied;

(c) has not been furnished by Sellers with any oral or written representation or oral or written information upon which the Buyer has relied in connection with the offering of the Securities that is not contained, or referred to, in this
Agreement;

(d) has investigated the acquisition of the Securities to the extent the Buyers have deemed necessary or desirable and the Company or Seller has provided the
Buyer with any assistance the Buyers have requested in connection herewith;

(e) has agreed that such shares are restricted pursuant to Rule 144 and therefore subject to Rule 144 resale requirements;

(f) has determined that the Securities are a suitable investment for the Buyer and that at this time the Buyer can bear a complete loss of an investment in the
Securities purchased hereby; and

(g) is experienced in transactions involving the purchase of securities and obtaining control of companies such as the Company.

Section 5.3 The Buyer is not relying on the Sellers, or the Company, or any of its affiliates, or this Agreement, with respect to the Buyers' tax consequences with respect to the Buyers' purchase of the Securities.

Section 5.4 The Buyer is aware that no federal or state agency has passed upon the Securities or made any finding or determination as to the fairness of this investment.

Section 5.5 The Buyer is an individual over the age of 18 years old and is empowered, authorized and qualified to purchase the Securities, in the manner contemplated in this Agreement.

Section 5.6 The Buyer has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement and no approvals or consents of any persons or entities are necessary in connection with such actions.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF COMPANY

Section 6.1 LIABILITIES: As of the date of closing, there shall be no outstanding liabilities

Section 6.2 FINANCIAL INFORMATION: The Company has delivered all requested financial information and such financial information when taken together

                                        5

as a whole is true, complete, correct, and accurate, and there has been no material change in the financial condition of the Company since the most recent financial information provided.

ARTICLE VII

SPECIFIC CONTRACTS AND AGREEMENTS

CONDUCT OF BUSINESS/CONFIDENTIALITY

Section 7.1 CERTAIN CONTRACTS CANCELLED: As of the date of Closing certain contracts and agreements, whether oral or written, by and between the Sellers and the Buyer shall be deemed cancelled and terminated and neither Sellers nor
Buyer shall have any further rights or obligations there under. In particular:

(a) Any employment agreements, stock purchase agreements, stock option agreements, convertible instruments and outstanding warrants of any kind whatsoever, by and between, or among, the Sellers and the Company; and

(b) Any loan agreements, expense reimbursement agreements, payment agreements, or monetary agreements of any kind whatsoever, by and between or among, the
Sellers and the Company.

Section 7.2 RESIGNATION FROM BOARD OF DIRECTORS, OFFICER POSITIONS AND
EMPLOYMENT: Immediately following Closing, Michelle Tucker, Francisco Del and
Marshall Freeman shall resign their positions on the Board of Directors and
Buyer shall have the right to replace Michelle Tucker, Francisco Del and
Marshall Freeman as Directors of the Company with Edwin Mendlinger. Immediately following Closing, Michelle Tucker shall resign her position as Officer of the
Company and Buyer shall have the right to replace Michelle Tucker as Officer of the Company with Edwin Mendlinger.

Section 7.3 EXPENSES. Each party shall be responsible for their own attorney's fees.

Section 7.4 CONFIDENTIALITY: Each of the parties hereto agrees that it shall not use, or permit the use of, any and all of the information relating to the
Sellers or the Buyer, respectively, furnished to each other in connection with this Transaction ("Confidential Information"), except publicly available or freely usable material as otherwise obtained from another source, in a manner or for a purpose detrimental to the Sellers or the Buyer, as the case may be, or otherwise than in connection with this Transaction. None of the Parties hereto shall, and each party shall cause its directors, officers, employees, agents, affiliates, and representatives not to, disclose, divulge, provide, or make accessible, or available, any and all of the Confidential Information, in whole or in part, to any person or entity, other than their respective and responsible officers, employees, advisors, or attorneys, or otherwise as required by law or regulation. The parties acknowledge that until public announcement, the terms and existence of

                                        6

this Agreement may be deemed material non-public information under the
Securities Exchange Act of 1934, and shall govern their activities accordingly.
Prior to Closing, neither party shall disclose the terms of this Agreement to any other person or entity other than its advisors who are under a legal or contractual obligation of confidentiality. Prior to Closing, neither party shall disclose the existence of this Agreement except to such advisors or as necessary in connection with due diligence under this Agreement.

ARTICLE VIII

INDEMNIFICATION AND POST CLOSING OBLIGATIONS

Section 8.1 INDEMNIFICATION BY BUYER: Buyer, and, after Closing, the Buyer and the Company jointly and severally shall indemnify, save, defend and hold harmless Sellers from and against any and all damages, costs, liabilities, and expenses, of any kind whatsoever (including reasonable attorneys' fees) arising directly out of (a) any and all activities and/or operations of the Company and the Company's subsidiaries conducted after the Closing; (b) any and all breaches of this Agreement by Buyer; (c) any and all claims by a third party relating to
Buyers and/or the Company's actions or gross negligence, not also involving the actions or gross negligence of Sellers, occurring after the Closing.

Section 8.2 POST-CLOSING COVENANTS: The Buyer and Company agree as follows with respect to the period following the Closing:

(a) The Company shall spin off its holdings in Delta Entertainment Group, Inc.
("Delta") to those pre-closing shareholders holding 16,555,315 Company shares of common stock at the close of business on the day before closing, the later of
December 31st 2009 or clearance by the Securities and Exchange Commission of
Delta's S-1 Registration Statement.

(b) The stockholders of the Company who own 2,843,639 of the 16,555,315 issued shares of common stock who do not sell their shares pursuant to this Agreement shall be granted anti-dilution rights with the effect that their aggregate, collective interest in the Company shall not be less than 10% of the total issued and reserved shares of the Company's capital stock with any such shares being issued to The Tucker Family Spendthrift Trust as escrow agent for the benefit of all recipients and Buyers and the Company shall have no further obligation with respect to such issuances or any responsibility to the final recipients.

ARTICLE IX

THE CLOSING

Section 9.1 THE CLOSING. The Closing shall occur on or before close of business
Friday December 11th 2009. Closing may occur in counterparts as

                                        7

necessary. Buyer shall deposit Two Hundred Thousand Dollars ($200,000) with the
Escrow Agent by bank wire. Upon receipt of said bank wire, Escrow Agent shall deliver 13,711,676 shares of common stock with medallion signature guaranteed stock powers for transfer of such shares to Buyers with Corporate Books, SEC filing Codes, and Corporate Seal.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 ASSIGNMENT: Sellers may not assign or transfer their interest and/or rights under this Agreement without the prior written consent of the
Buyer. The Buyer may assign this Agreement to one or more persons or entities of which the Buyer controls with the consent of the Sellers.

Section 10.2 BINDING EFFECT: This Agreement shall be binding upon the parties hereto and their personal representatives, executors, heirs, beneficiaries, distributees, successors, and permitted assigns, if any.

Section 10.3 NOTICES: Unless otherwise changed by written notice, any notice or other communications required or permitted hereunder shall be deemed given if sent facsimile, hand delivery or courier addressed to the respective party at the address set forth in the initial paragraph of this Agreement or by other means if receipt of such notice is acknowledged.

Section 10.4 GOVERNING LAW: This Agreement shall be governed and interpreted solely in accordance with the laws of the State of Florida, and applicable U.S.
federal law, if any, and in each case without regard to their choice of laws principles. By entering into this Agreement the parties agree to the jurisdiction of the Florida courts with venue in Palm Beach County, Florida. In the event of any litigation, the prevailing party shall be entitled to recover all costs including attorney's fees.

Section 10.5 SURVIVAL OF REPRESENTATIONS: All agreements, representations, covenants, and warranties, on the part of the parties contained herein, shall survive the Closing of this Agreement, and any investigation made at the time with respect thereto, shall not merge into any of the documents and instruments executed and delivered pursuant hereto, and shall remain enforceable to the fullest extent permitted by law and/or equity.

Section 10.6 ENTIRE AGREEMENT: This Agreement embodies the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior, and contemporaneous, negotiations, agreements, and understandings, whether written or oral. This Agreement, nor any provision herein, may not be changed, waived, discharged, or terminated, except by an express written instrument signed by the party against whom enforcement of the change, waiver, discharge or termination is sought.

                                        8

The following have executed this agreement as of the ____ day of December, 2009.

---------------------------
Michelle Tucker, President
Beta Music Group, Inc.

The Sellers:

----------------------------                 ---------------------
Michelle Tucker                              Leonard Tucker

----------------------------                 ---------------------
Leonard Tucker, Co-Trustee                   Michelle Tucker, Co-Trustee
Tucker Family Spendthrift Trust              Tucker Family Spendthrift Trust

----------------------------                 ---------------------
Jeffrey Collins                              Kim Conley

---------------------                        ----------------------
Adam Goodman                                 Francisco Del

----------------------------                 ---------------------
Richard Raia                                 Niallia Limited Partnership

----------------------------
Marshall Freeman

Buyer:

----------------------------
Mark Teitelbaum

                                        9

                                   EXHIBIT "A"

                                     SELLERS

Shareholder                                  # of shares       Consideration
-----------                                  -----------       -------------

Tucker Family Spendthrift Trust                8,900,092       $140,000.00

Michelle Tucker                                3,810,000       $ 17,900.00

Leonard Tucker                                     5,000       $    100.00

Adam Goodman                                       3,917       $  2,500.00

Richard Raia                                       5,800       $ 10,000.00

Niallia Limited Partnership                       21,867       $ 15,000.00

Kim Conley                                        56,250       $  1,000.00

Marshall Freeman                                  90,000       $  1,500.00

Francisco Del                                    118,750       $  2,000.00

Jeffrey Collins                                  700,000       $ 10,000.00
                                             -----------       -----------

Total                                         13,711,676       $200,000.00

                                       10

                                   EXHIBIT "B"

                                ESCROW AGREEMENT

THIS ESCROW AGREEMENT ("Agreement") is entered into as of December __ 2009 by and between Mark Teitelbaum, a New Jersey resident ("BUYER"), Michelle Tucker, a
Florida resident, Leonard Tucker, a Florida resident and the Tucker Family
Spendthrift Trust ("Tuckers"), and Jeffrey G. Klein, Esquire ("Escrow Agent").

WHEREAS, BUYER and the Tuckers wish to discuss a sale of a controlling interest in Beta Music Group, Inc. ("BEMG"), and the Tuckers wish to have the assurances provided in this agreement before undertaking significant efforts in that regard.

NOW, THEREFORE, the parties hereto agree as follows:

Appointment of Escrow Agent

1.1 BUYER and the Tuckers hereby appoint the Escrow Agent, and the Escrow Agent hereby agrees to act as the agent of such parties in performing the duties of the Escrow Agent provided for herein.

1.2 BUYER shall deposit with the Escrow Agent the sum of $ 200,000 (two hundred thousand dollars) upon execution of the Stock Purchase and Sale Agreement prior to closing (the "Escrowed Funds"). The Escrow Agent shall not be liable for interest on the Escrowed Funds. The Escrow Agent shall hold the Escrowed Funds in his safekeeping and shall be authorized to distribute and release the
Escrowed Funds, or portions thereof, only upon compliance with the terms and conditions set forth in the Stock Purchase and Sale Agreement. Immediately upon receipt of the Escrowed Funds, Escrow Agent shall inform the Tuckers that the
Escrowed Funds have been received.

1.3 Upon execution by BUYER of the Stock Purchase and Sale Agreement and receipt of BUYER's funds by the Escrow Agent, the Tuckers shall deposit 13,711,676 shares of common stock with medallion signature guaranteed stock powers (the
"Deposited Shares"). The Escrow Agent shall hold the Deposited Shares in his safekeeping and shall be authorized to distribute and release the Deposited
Shares, or portions thereof, only upon compliance with the terms and conditions set forth in the Stock Purchase and Sale Agreement. Immediately upon receipt of the Deposited Shares, Escrow Agent shall inform BUYER that the Deposited Shares have been received.

1.4 Upon receipt of the Stock Purchase and Sale Agreement executed by BUYER, the
Tuckers and various other Sellers with the requirements of 1.2 and 1.3 satisfied, the Escrow Agent will deliver the Escrowed Funds provided for in the
Stock Purchase and Sale Agreement to the Tuckers and various other Sellers and the Deposited Shares to BUYER at closing.

1.5 Upon receipt of either (a) notice from the Tuckers, with a copy to the
Buyer, directing the Escrow Agent to return the Escrowed Funds to BUYER and shares to the Tuckers or (b) notice from BUYER, with a copy to the Tuckers, that it will not acquire an interest in BEMG, directing the Escrow Agent to return the funds to the Buyer and shares to the Tuckers , neither the Escrow Agent,
BUYER nor the Tuckers shall have further liability to the other either at law or in equity.

1.6 On December 15th 2009, the Escrow Agent will return the Escrowed Funds to
BUYER if said funds remain in his possession and the Deposited Shares to the
Tuckers if said shares remain in his possession.

                                       11

1.7 The Escrow Agent shall have no obligation to take any legal action in connection with this Agreement or towards its enforcement, or to appear in, prosecute or defend any action or legal proceeding which would or might involve him in any cost, expense, loss or liability unless security and indemnity, reasonably acceptable to Escrow Agent, shall be furnished. BUYER and the Tuckers hereby, jointly and severally, agree to indemnify the Escrow Agent and hold the
Escrow Agent harmless from and against any and all claims and losses (as defined below) which may be incurred by the Escrow Agent as a result of claims asserted by any person against the Escrow Agent as a result of or in connection with his performance as the Escrow Agent under this Agreement.

1.8 Following satisfaction of the provisions of Section 1.4, 1.5 or 1.6 of this
Agreement, the escrow created hereby shall terminate. The rights of the Escrow
Agent and the obligations of BUYER and Tuckers under Sections 1.7 and 1.8 shall survive the termination of the Agreement and/or resignation or removal of the
Escrow Agent for a period of three (3) years.

1.9 To induce the Escrow Agent to act hereunder, it is further agreed that:

(a) The Escrow Agent shall have no duties or responsibilities other than those expressly set forth in this Agreement. The Escrow Agent shall have no duty to conduct due diligence of any kind with respect to the Tuckers or BUYER. The
Escrow Agent shall neither be responsible for, nor chargeable with, the knowledge of the terms and conditions of any other agreement, instrument or document between the parties, and the Escrow Agent shall be required to act only pursuant to the terms and provisions of this Agreement.

(b) The Escrow Agent shall not be liable to the undersigned parties or to anyone else for any action taken or omitted by him, or any action suffered by him to be taken or omitted, in good faith and in the exercise of his own best judgment.
The Escrow Agent may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, option or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the trust and acceptability of any information therein contained) which is believed by the Escrow Agent to be genuine and to be signed or presented by the proper person or persons.

(c) In the event of any disagreement or controversy under this Agreement, or if conflicting demands or notices are made upon the Escrow Agent, or in the event the Escrow Agent in good faith is in doubt as to which action he should have taken under this Agreement, the undersigned parties expressly agree and consent that the Escrow Agent shall have the absolute right at his option to do either or both of the following things: (i) stop all further proceedings in, and performance of, this Agreement and of all instructions received hereunder, and/or (ii) file a suit in interpleader and obtain an order from a court of competent jurisdiction requiring all persons involved to interplead and litigate in such court their several claims and rights among themselves and with the
Escrow Agent. Any such interpleader action may be filed in the federal or the state courts situate in Palm Beach County, Florida, and BUYER and the Tuckers
agree to the jurisdiction and venue of such courts for any interpleader action brought by the Escrow Agent.

2.0 All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed given if (a) delivered personally, (b) sent by nationally recognized, overnight courier with signature required only to addresses within the United States, or (c) sent by facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by notice hereunder):

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if to the Tuckers, at:

Leonard and Michelle Tucker
7359 Ballantrae Ct.
Boca Raton, FL. 33496
Phone: (561) 414-0456
Fax: (305) 359-5116

if to BUYER, at:

Mark Teitelbaum
39 Chestnut Street
Livingston, NJ 07039

If to the Escrow Agent, at:

Jeffrey G. Klein, Esquire
2600 North Military Trail
Suite 270
Boca Raton, FL 33431
Phone: (561) 997-9920
Fax: (561) 241-4943

All such notices and other communications shall be deemed to have been received
(a) in the case of personal delivery, on the date of such delivery, (b) in the case of delivery by nationally recognized, overnight courier, on the business day following dispatch, and (c) in the case of a facsimile, when the party sending such facsimile shall have confirmed receipt of the communication.

IN WITNESS WHEREOF the undersigned have executed this Agreement as of the day and year first above written.

LEONARD AND MICHELLE TUCKER (Tuckers)

By ___________    By _____________________
Leonard Tucker    Michelle Tucker

MARK TEITELBAUM (Buyer)

By
Mark Teitelbaum

JEFFREY G. KLEIN, as Escrow Agent

By
Jeffrey G. Klein

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